December 9, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 12 to Registration Statement on Form S-1

Filed December 5, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated December 7, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 12 to the Registration Statement on Form S-1 filed December 5, 2022 (“Amendment No. 12”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 13 to the Registration Statement (“Amendment No. 13”). For your convenience we will deliver a copy of Amendment No. 13 as well as a copy of Amendment No. 13 marked to show all changes made since the filing of Amendment No. 12.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 12 unless otherwise specified.

Amendment No. 12 to Registration Statement on Form S-1

Capitalization, page 41

1.We note the revisions you have made to the capitalization table in response to prior comment 1; however, the Cash and cash equivalents and Additional paid in capital amounts within the As Adjusted column continue to be incorrect. It appears you did not take into consideration the Deferred offering costs reflected on your balance sheet as of September 30, 2022 when you adjusted the Cash and cash equivalents amount. The Cash and cash equivalents amount should be only reduced for the portion of the $563,288 of estimated offering costs which had not yet been incurred and paid for as of September 30, 2022. In addition, you reduced Additional paid in capital for the full amount of estimated offering costs; however, you had previously reduced the Additional paid in capital amount for the portion of these costs that had been previously deferred. The correct As Adjusted Paid in capital amount should be $7,431,214 and the correct As Adjusted Cash and cash equivalents should be $9,012, 131. Please revise.

Response: In response to the Staff’s comment the Company has updated the “As Adjusted” column and corrected the As Adjusted Paid in capital amount and the As Adjusted Cash and cash equivalents amount.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan